                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



     (Mark One)


     [ X ]     Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

     For the fiscal year ended December 31, 1996


                                       OR


     [   ]     Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

     For the transition period from                       to
                                    ----------------------   -------------------


     Commission File Numbers:  33-44284 and 33-59359



     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                        HONEYWELL INVESTMENT PLUS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 HONEYWELL INC.
                                Honeywell Plaza
                         Minneapolis, Minnesota 55408


Included herewith and set forth on pages 2 to 10 hereof are the Honeywell Investment Plus Plan Financial Statements for the Years Ended December 31, 1996 and 1995 and Supplemental Schedules for the Year Ended December 31, 1996 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

INVESTMENT PLUS PLAN OF
HONEYWELL INC.

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 1996 AND 1995
AND INDEPENDENT AUDITORS' REPORT

INVESTMENT PLUS PLAN OF HONEYWELL INC.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits,
     December 31, 1996 and 1995                                              2-3
  Statements of Changes in Net Assets Available for Benefits,
    Years Ended December 31, 1996 and 1995                                   4-5
  Notes to Financial Statements                                               6

INDEPENDENT AUDITORS' REPORT


Investment Plus Plan of Honeywell Inc.

We have audited the accompanying financial statements of Investment Plus Plan of Honeywell, Inc. (the Plan) as of December 31, 1996 and 1995 and for the years then ended, listed in the foregoing Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements, rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. It is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Minneapolis, Minnesota
June 20, 1997

INVESTMENT PLUS PLAN OF HONEYWELL INC.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 (AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                               SUPPLEMENTAL INFORMATION BY FUND
                                                    -------------------------------------------------------------------------
                                                       GOVERNMENT      SHORT-TERM
                                        COMBINED         INCOME           BOND          BONDS         STOCKS           S&P
                                          TOTAL           FUND            FUND        PLUS FUND      PLUS FUND      500 FUND
ASSETS:
 Investment in Master Trusts          $ 1,912,127      $ 351,210       $ 14,091       $ 37,137      $ 296,511      $ 403,315
 Investment at First Trust                 15,508
 Contributions receivable                   8,533            132             10             22            151            202
 Other receivables                          3,411          3,211                            17             76             98
                                      -----------      ---------       --------       --------      ---------      ---------
     Total assets                       1,939,579        354,553         14,101         37,176        296,738        403,615

LIABILITIES:
 Administration fees
   payable                                    232             65              6             12             63             86
 Other payables                             3,004          2,738                            26             89              5
                                      -----------      ---------       --------       --------      ---------      ---------
     Total liabilities                      3,236          2,803              6             38            152             91
                                      -----------      ---------       --------       --------      ---------      ---------

NET ASSETS AVAILABLE
 FOR BENEFITS AT END
 OF YEAR                              $ 1,936,343      $ 351,750       $ 14,095       $ 37,138      $ 296,586      $ 403,524
                                      -----------      ---------       --------       --------      ---------      ---------
                                      -----------      ---------       --------       --------      ---------      ---------


                                                               SUPPLEMENTAL INFORMATION BY FUND
                                       ---------------------------------------------------------------------------------------

                                        HONEYWELL        UNITED                                       COLUMBIA      VANGUARD
                                          STOCK          INCOME          JANUS        TEMPLETON       SPECIAL         WORLD
                                           FUND           FUND           FUND           FUND           FUND           FUND
ASSETS:
 Investment in Master Trusts          $   439,471      $  23,146       $ 56,012       $  7,865      $  48,885       $ 40,842
 Investment at First Trust
 Contributions receivable                   7,717             21             55              8             50             45
 Other receivables                              3                                                                          6
                                      -----------      ---------       --------       --------      ---------      ---------
     Total assets                         447,191         23,167         56,067          7,873         48,935         40,893


LIABILITIES:
 Administration fees
   payable
 Other payables                                 2             12              7             18             28              1
                                      -----------      ---------       --------       --------      ---------      ---------
     Total liabilities                          2             12              7             18             28              1
                                      -----------      ---------       --------       --------      ---------      ---------


NET ASSETS AVAILABLE
 FOR BENEFITS AT END
 OF YEAR                              $   447,189      $  23,155       $ 56,060       $  7,855      $  48,907      $  40,892
                                      -----------      ---------       --------       --------      ---------      ---------
                                      -----------      ---------       --------       --------      ---------      ---------


                                                               SUPPLEMENTAL INFORMATION BY FUND
                                       ---------------------------------------------------------------------------------------
                                         T. ROWE         T. ROWE       T. ROWE
                                          PRICE           PRICE         PRICE
                                          INTER-          SMALL         EQUITY
                                         NATIONAL       CAP VALUE       INCOME          ISOLATED     PARTICIPANT
                                           FUND           FUND           FUND            FUNDS         LOANS

ASSETS:
 Investment in Master Trusts          $    61,503      $  38,140       $ 58,530                     $  35,469
 Investment at First Trust                                                            $ 15,508
 Contributions receivable                      40             34             46
 Other receivables
                                      -----------      ---------       --------       --------      ---------
     Total assets                          61,543         38,174         58,576         15,508         35,469


LIABILITIES:
 Administration fees
   payable
 Other payables                                52             12             14
                                      -----------      ---------       --------       --------      ---------
     Total liabilities                         52             12             14
                                      -----------      ---------       --------       --------      ---------


NET ASSETS AVAILABLE
 FOR BENEFITS AT END
 OF YEAR                              $    61,491      $  38,162       $ 58,562       $ 15,508      $  35,469
                                      -----------      ---------       --------       --------      ---------
                                      -----------      ---------       --------       --------      ---------

See accompanying notes to financial statements.

INVESTMENT PLUS PLAN OF HONEYWELL INC.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 (AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                               SUPPLEMENTAL INFORMATION BY FUND
                                                   --------------------------------------------------------------------------

                                                       GOVERNMENT      SHORT-TERM
                                        COMBINED         INCOME           BOND          BONDS         STOCKS           S&P
                                          TOTAL           FUND            FUND        PLUS FUND      PLUS FUND      500 FUND
ASSETS:
 Investment in Master Trusts          $ 1,491,883      $ 337,213       $ 14,060       $ 26,505      $ 262,816      $ 306,066
 Investment at First Trust                 17,558
 Contributions receivable                   7,753            159             12             25            166            182
 Other receivables                          3,310          3,115             87             32             57             19
                                      -----------      ---------       --------       --------      ---------      ---------
     Total assets                       1,520,504        340,487         14,159         26,562        263,039        306,267

LIABILITIES:
 Administration fees
   payable                                    221             67             10             13             61             70
 Other payables                             3,425          3,123             92             40            156
                                      -----------      ---------       --------       --------      ---------      ---------
     Total liabilities                      3,646          3,190            102             53            217             70
                                      -----------      ---------       --------       --------      ---------      ---------

NET ASSETS AVAILABLE
 FOR BENEFITS AT END
 OF YEAR                              $ 1,516,858      $ 337,297       $ 14,057       $ 26,509      $ 262,822      $ 306,197
                                      -----------      ---------       --------       --------      ---------      ---------
                                      -----------      ---------       --------       --------      ---------      ---------


                                                               SUPPLEMENTAL INFORMATION BY FUND
                                       ---------------------------------------------------------------------------------------

                                                                                                                     SCUDDER
                                         HONEYWELL       UNITED                        COLUMBIA       VANGUARD        INTER-
                                          STOCK          INCOME          JANUS         SPECIAL         WORLD         NATIONAL
                                           FUND           FUND           FUND            FUND          FUND            FUND
ASSETS:
 Investment in Master Trusts            $ 295,310       $ 18,088       $ 37,057       $ 37,183       $ 19,279       $ 15,031
 Investment at First Trust
 Contributions receivable                   6,978             19             42             38             28             13
 Other receivables
                                      -----------      ---------       --------       --------      ---------      ---------
     Total assets                         302,288         18,107         37,099         37,221         19,307         15,044

LIABILITIES:
 Administration fees
   payable
 Other payables                                 7                             2              2                             2
                                      -----------                      --------       --------                     ---------
     Total liabilities                          7                             2              2                             2
                                      -----------      ---------       --------       --------      ---------      ---------

NET ASSETS AVAILABLE
 FOR BENEFITS AT END
 OF YEAR                              $   302,281      $  18,107       $ 37,097       $ 37,219      $  19,307      $  15,042
                                      -----------      ---------       --------       --------      ---------      ---------
                                      -----------      ---------       --------       --------      ---------      ---------


                                                               SUPPLEMENTAL INFORMATION BY FUND
                                       ---------------------------------------------------------------------------------------
                                         T. ROWE         T. ROWE       T. ROWE
                                          PRICE           PRICE         PRICE
                                          INTER-          SMALL         EQUITY
                                         NATIONAL       CAP VALUE       INCOME          ISOLATED     PARTICIPANT
                                           FUND           FUND           FUND            FUNDS         LOANS
ASSETS:
 Investment in Master Trusts          $    38,279      $  21,659       $ 34,458                     $  28,879
 Investment at First Trust                                                            $ 17,558
 Contributions receivable                      35             21             35
 Other receivables
                                      -----------      ---------       --------       --------      ---------
     Total assets                          38,314         21,680         34,493         17,558         28,879

LIABILITIES:
 Administration fees
   payable
 Other payables                                 1
                                      -----------
     Total liabilities                          1
                                      -----------      ---------       --------       --------      ---------

NET ASSETS AVAILABLE
 FOR BENEFITS AT END
 OF YEAR                              $    38,313      $  21,680       $ 34,493       $ 17,558      $  28,879
                                      -----------      ---------       --------       --------      ---------
                                      -----------      ---------       --------       --------      ---------



See accompanying notes to financial statements.

INVESTMENT PLUS PLAN OF HONEYWELL INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996 (AMOUNTS IN THOUSANDS)


                                                               SUPPLEMENTAL INFORMATION BY FUND
                                                    -------------------------------------------------------------------------

                                                        GOVERNMENT      SHORT-TERM
                                         COMBINED         INCOME           BOND          BONDS         STOCKS          S&P
                                           TOTAL           FUND            FUND        PLUS FUND      PLUS FUND      500 FUND
NET INVESTMENT INCOME
 IN MASTER TRUSTS                     $   296,701      $  16,828        $   605       $  2,899       $ 38,705      $  71,854

CONTRIBUTIONS:
 Employer contributions                    27,018
 Rollover contributions                     8,627            571            184            391            664          1,121
 Employee pretax
   contributions                           81,100          9,240          1,138          2,691         14,546         18,680
                                      -----------      ---------       --------       --------      ---------      ---------
      Total contributions                 116,745          9,811          1,322          3,082         15,210         19,801

TRANSFERS (TO) FROM
 OTHER FUNDS                                             (13,511)        (1,484)         4,362        (19,717)        (1,510)
                                      -----------      ---------       --------       --------      ---------      ---------

TOTAL INVESTMENT
 INCOME, CONTRIBUTIONS,
 AND TRANSFERS                            413,446         13,128            443         10,343         34,198         90,145

LOANS:
 Repayments                                                2,927            185            376          2,813          3,766
 Distributions                                            (4,314)          (192)          (365)        (3,504)        (4,233)

DISTRIBUTIONS TO
 PARTICIPANTS                             (77,249)       (23,021)          (889)        (1,420)       (13,193)       (13,644)

TRUSTEES' AND ADMINI-
 STRATIVE FEES                             (2,003)          (478)           (41)           (70)          (433)          (545)

MERGER FROM RSP                            85,291         26,211            532          1,765         13,883         21,838
                                      -----------      ---------       --------       --------      ---------      ---------

INCREASE (DECREASE) IN
 NET ASSETS                               419,485         14,453             38         10,629         33,764         97,327

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 BEGINNING OF YEAR                      1,516,858        337,297         14,057         26,509        262,822        306,197
                                      -----------      ---------       --------       --------      ---------      ---------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 END OF YEAR                          $ 1,936,343      $ 351,750       $ 14,095       $ 37,138      $ 296,586      $ 403,524
                                      -----------      ---------       --------       --------      ---------      ---------
                                      -----------      ---------       --------       --------      ---------      ---------


                                                               SUPPLEMENTAL INFORMATION BY FUND
                                       ---------------------------------------------------------------------------------------

                                        HONEYWELL        UNITED                                       COLUMBIA      VANGUARD
                                          STOCK          INCOME          JANUS        TEMPLETON       SPECIAL         WORLD
                                           FUND           FUND           FUND           FUND           FUND           FUND
NET INVESTMENT INCOME
 IN MASTER TRUSTS                     $   116,575      $   3,719       $  8,043       $    725      $   4,930      $   6,524

CONTRIBUTIONS:
 Employer contributions                    27,018
 Rollover contributions                       960            247            933             50            589            662
 Employee pretax
   contributions                            9,372          1,691          4,573            286          4,288          3,235
                                      -----------      ---------       --------       --------      ---------      ---------
      Total contributions                  37,350          1,938          5,506            336          4,877          3,897

TRANSFERS (TO) FROM
 OTHER FUNDS                               (1,037)          (837)         5,536          6,719          1,875         10,613
                                      -----------      ---------       --------       --------      ---------      ---------


TOTAL INVESTMENT
 INCOME, CONTRIBUTIONS,
 AND TRANSFERS                            152,888          4,820         19,085          7,780         11,682         21,034
LOANS:

 Repayments                                 1,963            320            631             46            714            558
 Distributions                             (2,535)          (218)          (578)           (44)          (664)          (432)

DISTRIBUTIONS TO
 PARTICIPANTS                             (14,333)          (615)        (1,881)          (109)        (1,497)          (760)

TRUSTEES' AND ADMINI-
 STRATIVE FEES                               (246)           (14)           (32)                          (33)           (19)

MERGER FROM RSP                             7,171            755          1,738            182          1,486          1,204
                                      -----------      ---------       --------       --------      ---------      ---------

INCREASE (DECREASE) IN
 NET ASSETS                               144,908          5,048         18,963          7,855         11,688         21,585


NET ASSETS AVAILABLE
 FOR BENEFITS AT
 BEGINNING OF YEAR                        302,281         18,107         37,097                        37,219         19,307
                                      -----------      ---------       --------       --------      ---------      ---------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 END OF YEAR                          $   447,189      $  23,155       $ 56,060       $  7,855      $  48,907      $  40,892
                                      -----------      ---------       --------       --------      ---------      ---------
                                      -----------      ---------       --------       --------      ---------      ---------


                                                               SUPPLEMENTAL INFORMATION BY FUND
                                       ---------------------------------------------------------------------------------------

                                                                          T. ROWE       T. ROWE
                                                          T. ROWE          PRICE         PRICE
                                          SCUDDER          PRICE         SMALL CAP       EQUITY
                                       INTERNATIONAL   INTERNATIONAL       VALUE         INCOME      ISOLATED      PARTICIPANT
                                           FUND            FUND            FUND           FUND         FUNDS          LOANS
NET INVESTMENT INCOME
 IN MASTER TRUSTS                     $     1,136      $   7,208       $  6,414       $  8,534                     $   2,002

CONTRIBUTIONS:
 Employer contributions
 Rollover contributions                         2            362            405          1,486
 Employee pretax
   contributions                              559          4,128          2,871          3,800                             2
                                      -----------      ---------       --------       --------                     ---------
      Total contributions                     561          4,490          3,276          5,286                             2

TRANSFERS (TO) FROM
 OTHER FUNDS                              (16,411)        11,863          7,070          9,472        $ 3,003
                                      -----------      ---------       --------       --------      ---------      ---------

TOTAL INVESTMENT
 INCOME, CONTRIBUTIONS,
 AND TRANSFERS                            (14,714)        23,561         16,760         23,292         (3,003)         2,004

LOANS:
 Repayments                                    90            707            398            606                       (16,100)
 Distributions                                (98)          (695)          (359)          (538)                       18,769

DISTRIBUTIONS TO
 PARTICIPANTS                                (315)        (2,583)        (1,244)        (1,695)           (50)

TRUSTEES' AND ADMINI-
 STRATIVE FEES                                (5)            (36)           (20)           (31)

MERGER FROM RSP                                            2,224            947          2,435          1,003          1,917
                                      -----------      ---------       --------       --------      ---------      ---------

INCREASE (DECREASE) IN
 NET ASSETS                               (15,042)        23,178         16,482         24,069         (2,050)         6,590

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 BEGINNING OF YEAR                         15,042         38,313         21,680         34,493         17,558         28,879
                                      -----------      ---------       --------       --------      ---------      ---------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 END OF YEAR                          $       -        $  61,491       $ 38,162       $ 58,562      $  15,508      $  35,469
                                      -----------      ---------       --------       --------      ---------      ---------
                                      -----------      ---------       --------       --------      ---------      ---------


See accompanying notes to financial statements.

INVESTMENT PLUS PLAN OF HONEYWELL INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995 (AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                               SUPPLEMENTAL INFORMATION BY FUND
                                                    --------------------------------------------------------------------------

                                                        GOVERNMENT      SHORT-TERM
                                         COMBINED         INCOME           BOND          BONDS         STOCKS          S&P
                                           TOTAL           FUND            FUND        PLUS FUND      PLUS FUND      500 FUND
NET INVESTMENT INCOME
 IN MASTER TRUSTS                     $   306,824      $  17,927      $   1,364       $  4,332      $  55,738       $ 81,536

CONTRIBUTIONS:
 Employer contributions                    23,705
 Employee pretax
   contributions                           74,495         12,334          1,237          2,374         15,345         16,471
 Rollover contributions                     3,149            288            149            219            237            438
                                      -----------      ---------      ---------       --------      ---------      ---------
     Total contributions                  101,349         12,622          1,386          2,593         15,582         16,909

TRANSFERS FROM (TO)
 OTHER FUNDS                                              49,845          2,160          3,842        (17,771)         4,768

TRANSFERS FROM
 OTHER PLANS                                   75             31              2              1              8              6
                                      -----------      ---------      ---------       --------      ---------      ---------

TOTAL INVESTMENT
 INCOME, CONTRIBU-
 TIONS, AND TRANSFERS                     408,248         80,425          4,912         10,768         53,557        103,219

LOANS:
 Repayments                                                3,016            167            381          2,954          3,135
 Distributions                                            (4,487)          (142)          (331)        (3,566)        (3,818)

DISTRIBUTIONS TO
 PARTICIPANTS                             (66,079)       (23,076)          (758)        (1,049)       (10,440)       (10,493)

TRUSTEES' AND ADMINI-
 STRATIVE FEES                             (2,232)          (577)           (43)           (63)          (485)          (529)
                                      -----------      ---------      ---------       --------      ---------      ---------

INCREASE (DECREASE) IN
 NET ASSETS                               339,937         55,301          4,136          9,706         42,020         91,514

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 BEGINNING OF YEAR                      1,176,921        281,996          9,921         16,803        220,802        214,683
                                      -----------      ---------      ---------       --------      ---------      ---------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 END OF YEAR                          $ 1,516,858      $ 337,297      $  14,057       $ 26,509      $ 262,822      $ 306,197
                                      -----------      ---------      ---------       --------      ---------      ---------
                                      -----------      ---------      ---------       --------      ---------      ---------



                                                               SUPPLEMENTAL INFORMATION BY FUND
                                       ---------------------------------------------------------------------------------------

                                         FROZEN         HONEYWELL       UNITED                         COLUMBIA      VANGUARD
                                          FIXED           STOCK         INCOME           JANUS         SPECIAL         WORLD
                                          FUND            FUND           FUND            FUND           FUND           FUND
NET INVESTMENT INCOME
 IN MASTER TRUSTS                     $     1,786      $ 105,573      $   3,061       $  7,529      $   7,509       $  3,073

CONTRIBUTIONS:
 Employer contributions                                   23,705
 Employee pretax
   contributions                                6          6,474          1,327          3,673          3,336          1,553
 Rollover contributions                                      369             96            333            115            203
                                      -----------      ---------      ---------       --------      ---------      ---------
     Total contributions                        6         30,548          1,423          4,006          3,451          1,756

TRANSFERS FROM (TO)
 OTHER FUNDS                              (49,577)           822          4,539          3,140          3,189         11,126

TRANSFERS FROM
 OTHER PLANS                                    6             10              1                             1              1
                                      -----------      ---------      ---------       --------      ---------      ---------
TOTAL INVESTMENT
 INCOME, CONTRIBU-
 TIONS, AND TRANSFERS                     (47,779)       136,953          9,024         14,675         14,150         15,956

LOANS:
 Repayments                                     1          1,480            230            481            554            226
 Distributions                               (242)        (1,809)          (242)          (435)          (652)          (240)

DISTRIBUTIONS TO
 PARTICIPANTS                              (1,395)        (9,320)          (609)        (1,594)        (1,439)          (398)

TRUSTEES' AND ADMINI-
 STRATIVE FEES                                (73)          (262)           (15)           (33)           (33)           (13)
                                      -----------      ---------      ---------       --------      ---------      ---------

INCREASE (DECREASE) IN
 NET ASSETS                               (49,488)       127,042          8,388         13,094         12,580         15,531

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 BEGINNING OF YEAR                         49,488        175,239          9,719         24,003         24,639          3,776
                                      -----------      ---------      ---------       --------      ---------      ---------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 END OF YEAR                          $       -        $ 302,281      $  18,107       $ 37,097      $  37,219      $  19,307
                                      -----------      ---------      ---------       --------      ---------      ---------
                                      -----------      ---------      ---------       --------      ---------      ---------


                                                               SUPPLEMENTAL INFORMATION BY FUND
                                       ---------------------------------------------------------------------------------------

                                                         T. ROWE        T. ROWE        T. ROWE
                                        SCUDDER           PRICE          PRICE          PRICE
                                         INTER-           INTER-         SMALL          EQUITY
                                        NATIONAL         NATIONAL      CAP VALUE        INCOME        ISOLATED      PARTICIPANT
                                          FUND             FUND           FUND           FUND           FUNDS          LOANS
NET INVESTMENT INCOME
 IN MASTER TRUSTS                     $     1,688      $   4,079      $   3,813       $  7,160                     $     656

CONTRIBUTIONS:
 Employer contributions
 Employee pretax
   contributions                            1,650          4,314          1,922          2,474                             5
 Rollover contributions                        99            133            138            332
                                      -----------      ---------      ---------       --------                     ---------
     Total contributions                    1,749          4,447          2,060          2,806                             5

TRANSFERS FROM (TO)
 OTHER FUNDS                               (3,147)       (13,998)         5,612         10,354      $ (14,894)           (10)

TRANSFERS FROM
 OTHER PLANS                                    1              1              1                                            5
                                      -----------      ---------      ---------       --------      ---------      ---------

TOTAL INVESTMENT
 INCOME, CONTRIBU-
 TIONS, AND TRANSFERS                         291         (5,471)        11,486         20,320        (14,894)           656

LOANS:
 Repayments                                   294            733            280            389                       (14,321)
 Distributions                               (277)          (646)          (263)          (395)                       17,545

DISTRIBUTIONS TO
 PARTICIPANTS                              (1,880)        (1,878)          (615)        (1,135)

TRUSTEES' AND ADMINI-
 STRATIVE FEES                                (16)           (43)           (19)           (28)
                                      -----------      ---------      ---------       --------      ---------      ---------

INCREASE (DECREASE) IN
 NET ASSETS
                                           (1,588)        (7,305)        10,869         19,151        (14,894)         3,880
NET ASSETS AVAILABLE
 FOR BENEFITS AT
 BEGINNING OF YEAR                         16,630         45,618         10,811         15,342         32,452         24,999
                                      -----------      ---------      ---------       --------      ---------      ---------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 END OF YEAR                          $    15,042      $  38,313      $  21,680       $ 34,493      $  17,558      $  28,879
                                      -----------      ---------      ---------       --------      ---------      ---------
                                      -----------      ---------      ---------       --------      ---------      ---------



See accompanying notes to financial statements.

INVESTMENT PLUS PLAN OF HONEYWELL INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The financial statements of the Investment Plus Plan of Honeywell Inc. (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

    INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market, except unallocated insurance contracts, which are valued at their contract values, as determined by the issuing insurance companies.

    PAYMENT OF BENEFITS - Benefits are recorded when paid.

2.  PLAN DESCRIPTION

    GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to Honeywell nonunion employees.

    The Honeywell Pension and Retirement Committee, as the plan administrator, designates members of the Honeywell Pension and Retirement Administrative Committee and appoints the trustees. The Honeywell Pension and Retirement Administrative Committee has authority to take actions as may be necessary for the administration of the Plan or as it is directed by the Honeywell Pension and Retirement Committee. See Note 6 for a listing of appointed trustees.

    CONTRIBUTIONS - The following contributions are made to the Plan:

    (a) The Sponsor contributes to the Plan, on behalf of the participants, various percentages of the participants' pay as elected by the participants. The maximum pretax and after-tax contribution percentages are determined by the Honeywell Pension and Retirement Committee. Participants elect their own contribution levels, subject to this maximum percentage. Contributions, including sponsor stock match contributions, are also subject to certain limitations.

    (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the code may transfer (rollover) all or a part of such distribution to their accounts.

    (c) The Sponsor contributes between $.50 and $1.00 in Honeywell stock to the participants' Performance stock match fund account for each $1.00 the participants contribute to their pretax account. Such sponsor contribution is limited to a maximum of 4% of the participants' pay. The amount of the sponsor contribution depends upon the Sponsor's return on investment (as defined).

    LOANS TO PARTICIPANTS - The Plan allows participants to apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax and pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months following the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time.

    PARTICIPATION - Each employee classified as a regular full-time or regular part-time employee of the Sponsor, except a person employed by an excluded business unit or a person employed under a collective bargaining agreement, automatically becomes a participant on the date of hire by the Sponsor or transfer into the Plan.

    VESTING - Participants are 100% vested in their individual accounts attributable to their contributions and become 100% vested in the portion of their accounts attributable to sponsor contributions to the stock match fund after three years of service. In the event of plan termination, the individual participants' accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

    FORFEITURES - All nonvested sponsor contributions are forfeited by participants when they terminate employment. Such forfeitures are used to reduce the Sponsor's subsequent contributions.

    INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following funds:

         GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

         SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short- and intermediate-term (one - five years) maturities.

         BONDS PLUS FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term (one - ten years) bonds, and domestic stocks.

         STOCKS PLUS FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

         S&P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

         FROZEN FIXED INCOME FUND - Invests primarily in guaranteed investment contracts. This fund is not an option for participants in 1996.

         HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

         UNITED INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The Fund also invests, to a lesser extent, in fixed income securities - both high-quality corporate bonds and U.S. Treasury obligations.

         JANUS FUND - Invests primarily in a combination of large, established corporations and small, rapidly emerging companies.

         TEMPLETON FUND - A global stock fund that invests primarily in common stock of companies of any nation and not concentrated in any particular industry.

         COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalization that is less than the average for the companies included in the Standard & Poor's 500 Stock Index.

         VANGUARD WORLD FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

         SCUDDER INTERNATIONAL FUND - Intends to diversify through foreign investments among several countries and not concentrated in any particular industry. This fund option was replaced in 1996 by the Templeton Fund.

         T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stocks of established companies outside the United States with proven performance records.

         T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

         T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

    PLAN STATUS - The Plan has received a favorable determination letter stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

    PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants shall be 100% vested in their accounts.

3.  INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

    At December 31, 1996 and 1995, the Plan's Isolated Funds primarily consisted of investments in Executive Life Insurance Company (Executive
    Life) guaranteed investment contracts (GICs), with approximately 1% of total net assets available for benefits for both years. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. Distributions had been received from the conservator totaling approximately 80% of the contract balance immediately prior to the conservatorship. As of the report date, June 20, 1997, the Plan has received 93% of the contract balance. Further, the Plan's management currently estimates that the sum of additional distributions from the conservator and recoveries from various state guarantee funds will not differ significantly from the remaining recorded contract values. Although the Plan is currently involved in litigation with various state guaranty funds regarding the amount and nature of coverage, plan management does not believe that the ultimate shortfall will be material to the Plan's financial statements.

    After the conservatorship was established, the Plan's Sponsor isolated the Executive Life GICs into the Isolated Fund pursuant to a plan amendment requiring such action. Currently, there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.  INTEREST IN MASTER TRUSTS

    The Plan's investments are included in master trusts with T. Rowe Price Trust Company and First Trust National Association, which were established in 1994 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Previously, the Plan's investments were held in master trusts with various trust companies. Each participating plan has an undivided interest in the master trusts. At December 31, 1996 and 1995, the Plan's interest in the net assets of the master trusts was approximately 99% and 95%, respectively. Investment income and administrative expenses related to the master trust are allocated to the individual plans based upon average monthly balances invested by each plan.

    The following table presents the fair value of investments held in master trusts (in thousands):

                                                        1996          1995

    Investments at fair value:
      Custom funds:
        Government Income Fund                     $   351,723    $   366,474
        Short-Term Bonds Fund                           14,095         14,601
        Bonds Plus Fund                                 37,144         27,817
        Stocks Plus Fund                               297,488        278,497
        S&P 500 Fund                                   403,903        324,162
        Honeywell Stock Fund                           440,043        300,564
      Mutual funds, primarily equity securities        335,143        228,849
      Participants' loans                               35,634         30,623
                                                   -----------    -----------
                                                   $ 1,915,173    $ 1,571,587
                                                   -----------    -----------
                                                   -----------    -----------

    Investment income for the master trust is as follows (in thousands):

    Net appreciation in fair
        value of investments:
      Custom funds:
        Short-Term Bond Fund                       $       604    $     1,414
        Bonds Plus Fund                                  2,874          4,399
        Stocks Plus Fund                                38,909         56,870
        S&P 500 Fund                                    76,126         86,294
        Honeywell Stock Fund                           111,749        101,561
      Mutual funds, primarily equity securities         21,906         26,821
                                                   -----------    -----------
                                                       252,168        277,359
    Interest and dividends                              57,377         43,784
                                                   -----------    -----------
                                                   $   309,545    $   321,143
                                                   -----------    -----------
                                                   -----------    -----------

    In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance Company to First Trust National Association. A master trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trust. At December 31, 1996 and 1995, the Plan's interest in the net assets of the master trust was approximately 90% and 84%, respectively.
    The contract value of the GICs for the master trust was approximately $17.6 million and $20.9 million at December 31, 1996 and 1995, respectively.

5.  PARTIES-IN-INTEREST TRANSACTIONS

    There were no prohibited party-in-interest transactions during the periods ended December 31, 1996 and 1995.

6.  INFORMATION PROVIDED BY TRUSTEES

    Plan funds are held in trust by trustees for the sole purpose of making investments and plan payments and paying trust operating expenses.
    Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1996 were T. Rowe Price Trust Company and First Trust National Association.

    The trustees provide the Plan with monthly statements which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

    The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees, except for certain adjustments which resulted in increases (decreases) in the amount of net assets reported of $8,621,802 and $10,902,074 as of December 31, 1996 and 1995, respectively. Such adjustments are primarily recorded for the purpose of converting the trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

    The Government Income Fund, Stocks Plus Fund, S&P 500 Fund, and Honeywell Stock Fund individually represent 5% or more of net assets available for benefits at December 31, 1996 and 1995, respectively.

7.  PLAN MERGER

    Effective December 31, 1996, the Retirement Savings Plan (RSP), which is also sponsored by Honeywell, was merged into the Plan. The RSP Plan was a participant in the same master trusts as the Plan. As of January 1, 1997, the name of the Plan was changed to the Honeywell Stock Ownership Plan.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       HONEYWELL INVESTMENT PLUS PLAN



Dated:  June 26, 1997                  By:         /s/ Jim Porter
                                           -----------------------------------